Exhibit 99.(a)(2)(T)

News Release	AMEX, TSX Symbol: NG

Donlin Creek Study Indicates 1.9 Million Ounces Annual Gold Production

** NovaGold’s senior management will present at the Denver Gold Forum today starting at 12:40 AM EST (9:40 AM PST). The presentation will be webcast and can be viewed live or delayed through NovaGold’s website at www.novagold.net. **

HIGHLIGHTS

•             Average production estimate of 1.885 million ounces of gold per year for the first 7 years, at a cash cost of US$223/oz

•             Average life of mine production of 1.4 million ounces of gold per year for 22 years at a cash cost of $276/oz

•             At the base case US$500/oz of gold, SRK estimates a net present value at discount rates of 0% and 5% of US$3,009 million and US$1,001 million, respectively, with a payback of capital costs in less than 5 years

September 25, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX:NG, TSX: NG) today announced that SRK Consulting (US), Inc. (“SRK”) has completed an independent Preliminary Economic Assessment of the Donlin Creek gold project. NovaGold asked SRK to complete this study to provide NovaGold shareholders and the market with updated information on the Donlin Creek project in light of Barrick Gold Corporation’s (“Barrick”) hostile take-over bid for all outstanding common shares of NovaGold. This study is not intended to represent the views of Barrick regarding development of the Donlin Creek project, and does not include any results from Barrick’s 2006 drilling campaign.

SUMMARY

SRK’s study (“the study”) confirms the economics of a conventional open-pit mining operation at a production rate of 60,000 tonnes per day (“tpd”) with the potential to produce on average 1.4 million ounces of gold per year over the 22-year life of the project. Costs, appropriate with this level of the study, have been estimated and form the foundation of the economic analysis of the project on a 100% basis. The study was prepared based on a technical and economic review by a team of consultants who are specialists in the fields of mineral exploration, mineral resource estimation and classification, open-pit mining, mineral processing and mineral economics. The study was completed under the direction of Gordon Doerksen, P.E., an independent Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), and will be filed on SEDAR (www.sedar.com) today.

SRK also completed a sensitivity analysis to determine the economic effects of changes to the capital and operating costs and the gold price, to determine the economic potential of the Donlin Creek project.

In the first 7 years, the study projects an average annual production of approximately 1.885 million ounces of gold at an average cash cost of US$223/oz of gold. The project would generate an average annual pre-tax cash flow of approximately US$482 million for the first 7 years using a long-term gold price of US$500/oz, resulting in rapid payback of all mine capital in less than 5 years.

Rick Van Nieuwenhuyse, President and CEO of NovaGold, said, “Management of the project was passed to Barrick after its take-over of Placer Dome. Since then there has been no new economic guidance provided to shareholders and the market with regard to the scale and potential of this world-class asset. The purpose of this report is to provide that guidance. Placer and Barrick have not made much progress over the last four years, but the gold price has increased dramatically. This study is an effort to communicate NovaGold’s vision for Donlin Creek’s development in the context of current market conditions. We are confident the results of this analysis will help support fair and full valuation of our shares in the face of Barrick’s hostile bid.”

The study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would allow them to be categorized as mineral reserves, and there is no certainty that the conclusions reached in this Preliminary Economic Assessment will be realized.

FINANCIAL ANALYSIS

SRK’s analysis indicates that using a gold price of US$500/oz, Donlin Creek could generate a pre-tax rate of return of 12.1% and a net present value at a 5 percent discount rate (“NPV5%”) of US$1,001 million, resulting in a capital cost payback period of less than 5 years. A sensitivity analysis on the project shows that the NPV is most sensitive to changes in the gold price, followed by changes to operating costs and capital costs. For example, a gold price of US$550/oz increases the NPV5% to US$1,453 million, and a gold price of US$450/oz decreases the NPV5% to US$554 million.

This financial analysis includes capital costs to construct a powerline connecting the Donlin Creek project site to the existing Anchorage/Fairbanks power grid. This analysis also includes Inferred Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. Inferred Resources are excluded from estimates forming the basis of a feasibility study (see “Cautionary Note Regarding Resource Estimates”).

Assumptions Used in the Economic Analysis

Parameter	Value	Units
Metal Price
Gold	500.00	US$/oz
Silver	8.30	US$/oz
Production
Pre-Production Period (Pre-strip)	2	Years
Mine Start Date	2013
Mine Life (after Pre-Production)	22	Years
Life of Mine Ore Tonnage	482.3	Millions tonnes
Life of Mine Mill Head Grade (diluted)	2.17	Gold g/t
Contained Gold	33.5	Million oz
Metallurgical Recovery	90.6%
Recovered Gold	30.3	Million oz
Recovered Silver	7.2	Million oz
Target Production Rate	60,000	Tonnes per day
Average Annual Gold Production (Years 1-7)	1.885	Million oz per year
Average Annual Gold Production (Life of Mine)	1.379	Million oz per year

Estimated Life of Mine Operating Costs

Parameter	Estimate (US$)	Units
Mining	$0.92	$/tonne mined
Processing	$9.58	$/ore tonne milled
Mine Consumables	$0.41	$/ore tonne milled
G&A	$1.06	$/ore tonne milled
Refining and shipping	$5.25	$/recovered oz
NSR (royalties)	$1.12	$/tonne milled

Total life of mine operating costs are estimated at US$17.44 per tonne milled and US$276/oz of recovered gold.

Estimated Project Capital Costs

Description	Estimate (US$)
Direct Construction Capital (ex. Power Line)	$976	M
Indirect Construction Capital	$423	M
Contingency @ 15%	$210	M
Subtotal Construction (ex Power Line)	$1,609	M
Intertie Power Line	$408	M
Total Construction	$2,017	M
Permitting, Exploration, Studies, 1st Fills, Spares(1)	$113	M
Life of Mine Sustaining	$427	M

(1) Capital costs in 2006 for exploration, EIS/permitting and studies are assumed to be sunk costs and are not included.

Estimated Cash Costs

Average Total Cash Costs	Years 1-7	US$223/oz of gold
(total operating expense per recovered ounce of production)	Life of mine	US$276/oz of gold

Total Costs	Years 1-7	US$303/oz of gold
(total operating expense plus depreciation per recovered ounce of production)	Life of mine	US$362/oz of gold

The following table shows Donlin Creek’s NPV from the study at varying discount rates, as well as project payback for the base case scenario. It should be noted that the NPV calculation uses cash flows from January 1, 2007 onward, including the three years (2007–2009) of pre-construction costs such as an Environmental Impact Study, permitting, a final bankable feasibility study, engineering design, etc. Cash costs is not a term recognized by Canadian GAAP or U.S. GAAP and includes mining, processing (including transportation and refining), local production taxes and royalties, but excludes end of mine reclamation accruals.

Gold Price Sensitivity After Tax (US$ millions)

Gold Price ($/oz)	$450	$500 (Base Case)	$550	$600	$700
NPV0%	2,123	3,009	3,930	4,821	6,615
NPV5%	554	1,001	1,453	1,888	2,761

MINE PLAN

SRK and GR Technical Services performed the open-pit mine design, scheduling and costing for the project. The basic assumptions used in the Mine Plan are summarized below.

Basic Assumptions Used in the Mine Plan

Parameter	Value	Unit/Comments
Run of Mine production rate	60,000	Tonnes per Day
Gold price	$500	Per oz of gold
Mine operating costs(1)	$0.88	Per tonne of rock mined
Marketing, refining, shipping	$0.34	Per tonne milled
Process costs	$9.58	Per tonne milled
G&A costs	$1.06	Per tonne milled
Mining & Processing Break-even Cost (“Pit Rim” costs)	$10.99	Per tonne milled
Process recovery average	90.6%	Variable, depending on mineralization type
Mining dilution	12.8%	Waste grade at 0.61 g/t gold
Mining loss	3%	Of total ore tonnes
Pit slopes	30° to 48 °	Depends on various geotechnical domains

(1) Mine operating costs exclude the additional cost incurred for rehandling ore once it has been mined from the pit.

These assumptions were used to determine the 0.76 g/t gold cut-off grade. It should be noted that due to the complex nature of the correlation between resource types and process recovery, an average recovery was assumed for the cut-off grade determination.

For the study, a 60,000 tpd processing rate was determined as optimal by SRK, in consultation with NovaGold, based on the size of the deposit, infrastructure requirements and the nature of the metallurgical process. Past reported throughput rates have not considered processing at this level due to the restrictions of onsite power capacity. These restrictions have been overcome through consultation with the regional power utility and by including the capital cost of the necessary power infrastructure in this study, such that Donlin Creek can tie in to the existing Anchorage-Fairbanks intertie powerline. The capital costs and financial results presented in this study reflect permitting and development timelines consistent with this processing rate and power delivery strategy.

The on-site mineral processing plant is envisioned to take the ore to a doré product. Difficult transportation logistics supported the decision to build a plant for complete ore processing, rather than shipping concentrate. The suggested processing unit operations include tertiary crushing, primary ball milling, single-stage flotation, autoclave oxidation, carbon in leach and refining to doré.

RESOURCE ESTIMATE

The resource estimate was completed using metals prices of US$500/oz of gold and US$8.30/oz of silver and a base case 0.76 grams per tonne (“g/t”) gold cut-off grade assuming a 60,000 tpd processing rate, and is based on work conducted by Placer Dome U.S., Inc. (Placer Dome) and supported by Kevin Francis, P.Geo. of NovaGold and a Qualified Person as defined by NI 43-101. SRK conducted a preliminary review of Placer Dome’s data and found the methodology and results to be satisfactory and possibly conservative in terms of total contained metal at the 0.76 g/t gold cut-off grade. NovaGold published a retabulated resource estimate in its August 24, 2006 and August 31, 2006 press releases. An NI 43-101 compliant technical report for the resource estimate, relied upon as the basis for this study, was filed on SEDAR in January 2006.

Mineral Resources @ 0.76 g/t Au Cut-off

Resource Category	Tonnes (M t)	Au (g/t)	Contained Au (M oz)
Measured Mineral Resource	20	2.56	1.6
Indicated Mineral Resource	196	2.39	15.0
Measured + Indicated Mineral Resources	215	2.4	16.6
Inferred Mineral Resource(1)	227	2.34	17.1

(1) Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure, except in the case of the Preliminary Economic Assessment. Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study. It should be noted that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This Preliminary Economic Assessment is preliminary in nature, and there is no certainty that the conclusions reached in this study will be realized.

The resource estimate shown varies slightly but not materially from NovaGold’s August 24 and August 31, 2006 press releases due to software-related variances.

RESOURCE EXPANSION POTENTIAL

In addition to the resources currently contained in the base case US$500 pit, potential exists to expand those resources beyond the current Measured, Indicated and Inferred Resources. Considering that mineralization remains open at depth and laterally from the currently defined resource, and the continuity of the intrusive bodies that host the majority of gold mineralization at Donlin Creek and extend over 3 kilometers in strike, a 200 meter extension pit has been modeled around the base case US$500 pit as a reasonable target for exploration immediately adjacent to the current Donlin resource.

Using the projection of Placer Dome/Barrick’s geologic model, within the 200 meter extension around the base case US$500 pit model an additional 544 million tonnes of potentially mineralized intrusive material is anticipated. Assuming that 37% to 49% of all intrusive material within the pit model is mineralized, there is potential within the 200 meter extension for an additional 202 to 268 million tonnes of potentially mineralized intrusive material having a grade of approximately 2.2 to 2.4 g/t gold. The potential quantity and grade of this mineralized material is conceptual in nature; there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Though only characterized as an exploration opportunity adjacent to the existing resource, the potential to add resources to the project is significant. In addition to the resource potential occurring in the immediate vicinity of the US$500 pit, a number of exploration targets exist to the east of the ACMA deposit and south of the Lewis deposit, as well as on the remainder of the Donlin Creek property. The SRK study provides the basis for the disclosure on the resource expansion potential at Donlin Creek.

THE DONLIN CREEK PROJECT

NovaGold owns a 70% interest in the Donlin Creek deposit in a joint venture with Barrick. The deposit, located in southwestern Alaska, is one of the largest gold deposits in the world. As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce close to 2 million ounces of gold per year, making it a true world-class asset. Under the terms of the Mining Venture Agreement, Barrick has a back-in option to potentially earn an additional 40% interest (bringing its total interest to 70%) in the joint venture by expending a minimum of US$32 million on the property, completing a bankable Feasibility Study (as defined in the Mining Venture Agreement available at www.sedar.com) and making a board decision by November 2007 to construct a mine with an anticipated production rate of not less than 600,000 ounces of gold or gold equivalent per year for the first 5 years of production.

NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the Mining Venture Agreement to obtain an additional 40% interest in the Donlin Creek project. NovaGold has filed a lawsuit against Barrick in United States District Court for the District of Alaska seeking, among other remedies, a declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek, and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold expects to be appointed as manager of the project in place of Barrick.

ABOUT NOVAGOLD

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and has commenced construction of its Rock Creek mine in Alaska. The Rock Creek mine at NovaGold’s 100%-owned Nome Operations is expected to achieve production in mid-2007 in Alaska. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

MORE INFORMATION ABOUT THE BARRICK BID

On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (TSX, NYSE: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, production and cost estimates, anticipated Donlin Creek Project economics, and future plans, actions, objectives and achievements of NovaGold or Barrick, are forward-looking statements. Resource estimates also are forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Donlin Creek Preliminary Economic Assessment and mine plan for Donlin Creek; uncertainties relating to availability and timing of permits and the need for cooperation of government agencies and native groups in the exploration and development of properties; uncertainties involved in litigation, including litigation concerning Pioneer and the Grace property; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto, and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

CAUTIONARY NOTE CONCERNING RESOURCE ESTIMATES

This press release uses the term “resources” and NovaGold’s Directors’ Circular uses the terms “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. Unless otherwise indicated, resource calculations reflect NovaGold’s interest in the Donlin Creek project at 70%.

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CONTACTS

Investors:

Greg Johnson

Vice President, Corporate Communications and Strategic Development

(604) 669-6227 or 1-866-669-6227

Don MacDonald, CA

Senior Vice President & CFO

(604) 669-6227 or 1-866-669-6227

Mike Brinn

Innisfree M&A Incorporated

(212) 750-5833

Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449